THE COMPANY

     The Company is a publicly traded REIT that focuses primarily on the acquisition, development, ownership and operation of office properties in select suburban markets across the United States. As of July 31, 1997, the Company owned interests in 216 operating properties containing approximately 16.8 million square feet of office space located in 13 markets, nine properties under construction that it intends to own and operate that will contain approximately
1.2 million square feet of office space, and land and options to acquire land that will support the development of up to 5.6 million square feet of office space. The operating properties owned by the Company as of June 30, 1997 were 96.1% leased as of that date.

     The Company has maintained a strategic alliance with SC-USREALTY since November 1995. As of June 30, 1997, SC-USREALTY owned approximately 42.6% of the outstanding Common Stock of the Company (38.3% on a fully diluted basis). The Company is the exclusive strategic investment of SC-USREALTY in the commercial office property business in the United States.

     The Company and its predecessor, OCCO, have been in the real estate business in the Washington, D.C. metropolitan area for more than 35 years. In late 1995, the Company shifted its focus from downtown Washington, D.C. to a national business strategy. The Company provides a full range of real estate services through a staff of over 700 employees located throughout the United States.

     The Company is a Maryland corporation that was formed in July 1992. The principal executive offices of the Company are located at 1700 Pennsylvania Avenue, N.W., Washington, D.C. 20006, and its telephone number is (202) 624-7500.

BUSINESS STRATEGY

     The Company's primary business objective is to achieve long-term sustainable per share cash flow growth through a strategy of (i) acquiring, developing, owning and operating office properties primarily in suburban markets throughout the United States that exhibit strong, long-term growth characteristics and (ii) developing a national operating system that satisfies and capitalizes on the financial and operational demands of corporate office space users. The Company believes that many growth-oriented companies are relocating to and expanding in suburban locations that offer lower operating costs, greater convenience and a higher quality of life than traditional central business districts. The Company seeks to provide suburban office space that will meet the changing needs of these corporate users of office space.

     Target Markets. The Company has focused its acquisition and development activity in the Pacific, Mountain, Central and Southeast regions of the United States, regions which generally possess strong growth characteristics. Within these regions, the Company is targeting specific submarkets in which operating costs for businesses are relatively low, long-term population and job growth generally are expected to exceed the national average, large, well-educated employment pools exist, and barriers to entry exist for new supplies of office space. The Company has established a local presence in each of its existing target markets through its investment activity and through the relationships established by its experienced market officers. The Company's target markets include the following: Northern California; metropolitan Washington, D.C.; suburban Atlanta; Southern California; Southeast Denver; Austin, Texas; suburban Chicago; suburban Seattle; suburban Phoenix; suburban Dallas; suburban Portland, Oregon; suburban Salt Lake City; and Florida.

     For each identified target market, the Company has established a set of general guidelines and physical characteristics to evaluate investment opportunities. All investment decisions are driven by real estate research, focusing on variables such as economic base analysis, job growth and supply and demand fundamentals. The Company's goal is to become one of the major owners and operators of office space in each of its selected target markets. By achieving such critical mass, the Company believes that it will be able to better serve its customers' needs and realize certain operating efficiencies.

     Acquisitions of Operating Properties. The Company has implemented a major initiative to acquire operating properties in order to establish the operating platform for its national business strategy. Between January 1, 1996 and July 31, 1997, the Company acquired 203 operating properties


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containing approximately 13.5 million square feet of office space, resulting in a more than 400% increase in the total square footage of operating properties in which the Company has a majority interest. These properties were acquired for an aggregate purchase price of approximately $1.5 billion. See "Recent Developments--Recent Acquisitions and Development Activity."

     Development Program. The Company's development program is becoming an increasingly important component of its growth strategy as a result of the influx of capital into the office property market. The Company believes that long-term investment returns resulting from developing office properties generally will exceed those from acquiring office properties, and without the Company assuming significantly increased investment risks. The Company minimizes its development risk by employing extensively trained and experienced development personnel, by not assuming significant entitlement risk in conjunction with land acquisitions and by entering into guaranteed maximum price
(GMP) construction contracts with seasoned and credible contractors. Most importantly, the Company carefully analyzes the supply and demand characteristics of its target markets before commencing inventory development in a given market. In general, the Company will only undertake inventory development (which excludes properties under construction that have been substantially pre-leased) in markets with strong real estate fundamentals, and then the Company will construct prototypical office buildings attractive to a wide range of office users. Furthermore, because the Company's inventory development projects will typically be between 125,000 and 150,000 square feet in size, these projects individually are not significant to the Company. The Company does not intend to have concentrations of inventory development exceeding 250,000 rentable square feet in any of its target markets at any given time. Although the Company has no pre-set leasing guidelines for inventory development, on average, the Company expects that its development projects, in the aggregate, at any time will be between 60% and 75% leased or committed. The Company's research-driven development program enables it to tailor its development activities in each target market, from inventory development to build-to-suit projects to holding raw land for future opportunities.

     To implement its national development program, the Company acquired a substantial economic interest in CarrAmerica Development & Construction, Inc. and its experienced development staff in May 1996 and has since employed additional development professionals in the Company's market offices where development is taking place. The Company's development team currently consists of approximately 40 persons who have an average of over 15 years of experience in developing office properties across the United States. Since January 1, 1997, the Company placed in service one development property containing approximately 101,000 rentable square feet. In addition, as of July 31, 1997, the Company had nine office properties under construction (with an estimated development cost of $159 million) that it intends to own and operate. The nine properties will contain approximately 1.2 million rentable square feet. As of July 31, 1997, these nine properties were 69% pre-leased. See "Recent Developments--Recent Acquisitions and Development Activity."

     Investments in Land for Future Development. Owning a sufficient inventory of land for future development is critical to the Company's development program; therefore, the Company will continue to invest in land for future development. The Company's goal is to allocate approximately 5% of its invested capital to investments in land. In addition to its portfolio of operating properties and projects currently under development, the Company owned or controlled, as of July 31, 1997, 256 acres of land for future development in twelve of its target markets. The Company also had, as of July 31, 1997, entered into binding agreements (subject to certain conditions) and non-binding letters of intent to acquire an additional 97 acres of land for future development in five of its target markets. No assurance can be given that any of these potential land acquisitions will be consummated. The Company believes that acquiring land to support future development provides it with a competitive advantage in responding to customers' needs for office space in markets with low vacancy rates.

     Asset Optimization. As a component of the Company's business strategy, it may sell assets that are inconsistent with its long-term strategic or return objectives or where market conditions for sale are favorable, and redeploy the proceeds into other office properties (utilizing tax-deferred exchanges where possible). Consistent with this strategy, the Company recently sold its 2% interest in the limited partnership that owned 1575 Eye Street, Washington, D.C. and its 5% interest in the limited partnership

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that owns 1776 Eye Street, Washington, D.C. The Company also may consider selling additional properties or interests in properties, some of which may be significant.

     National Operating System. As part of its business strategy, the Company is implementing a national operating system to provide nationally coordinated customer service, marketing and development. The Company's national operating system consists of three components: (i) a Market Officer Group, currently consisting of ten market officers focused on developing and maintaining strong local relationships with the Company's customers and the brokerage community and identifying investment opportunities for the Company; (ii) a National Marketing Group, which, is dedicated to marketing the Company's products and services to a targeted list of major corporate users of office space; and (iii) a National Development Group, which is responsible for developing suburban office properties, build-to-suit facilities and business parks. The Company's national operating system is designed to satisfy and capitalize on the financial and operational demands of corporate office space users. The Company believes that through its existing portfolio of operating properties, property development opportunities and land acquired for future development, the Company can generate incremental demand through the relocation and expansion needs of many of its customers, both within a target market and in multiple target markets.

FINANCING STRATEGY

     In order to meet its capital requirements at a reasonable cost, the Company will require access to diverse sources of capital, including the common and preferred stock markets, the private market for operating partnership units, and the public and private debt markets. In order to ensure access to these capital sources, the Company's financial strategy is predicated on conservative financial policies.

     Common Stock, including operating partnership units that may be exchanged for shares of Common Stock, is and will continue to be the largest component of the Company's capital structure. Since January 1996, the Company has raised more than $1.0 billion from the sale of shares of Common Stock (including SC-USREALTY's initial $250 million investment in the Company) and $35.6 million from the issuance of operating partnership units. Of the total Common Stock sold since SC-USREALTY's initial investment in the Company, SC-USREALTY has purchased $232 million, or 30.0%. The Company currently expects that SC-USREALTY will continue to participate in future Common Stock offerings, although it is not obligated to do so.

     To date, preferred stock has been only a small component of the Company's capital structure. As of July 31, 1997, the Company had approximately 1.7 million shares of Series A Cumulative Convertible Redeemable Preferred Stock outstanding. The Company plans to increase its preferred stock capitalization through the Offering and through future offerings; however, the Company currently does not expect that its preferred stock capitalization will exceed 20% of its total equity capitalization.

     Debt from the public and private debt markets is also a key component of the Company's capital structure. In June 1997, the Company sold to institutional investors unsecured notes for net proceeds of approximately $272 million. In formulating its debt capitalization strategy, the Company considers a number of factors, including the benefits of Company-based financings versus asset-specific financings, floating rate debt exposure, debt maturity management, coverage ratios and total debt outstanding as compared to asset values. Although the Company may from time to time assume mortgage debt in connection with property acquisitions, the Company, in accordance with its debt capitalization strategy, plans to primarily utilize Company-based financings in the form of long-term, unsecured, fixed rate bonds, rather than asset-specific mortgage financings. The maturities of bonds issued will be staggered in order to produce normalized maturities and therefore mitigate refinancing risk. For short-term debt capitalization, the Company will continue to utilize its unsecured, floating rate, revolving line of credit to provide the necessary capital for acquisitions and development. With respect to floating rate debt exposure, the Company plans to keep its average unhedged floating rate debt outstanding to an amount less than 10% of total asset value. The Company expects to continue operating with adequate debt service coverage ratios and to continue maintaining a sufficient pool of unencumbered assets to service the Company's unsecured debt.

     The Company's financing strategy may be changed from time to time by its Board of Directors without the consent of its stockholders or other securityholders.

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REAL ESTATE SERVICES

     The Company generally provides real estate operating services for its properties. In certain circumstances, however, such as during a transitional period following the acquisition of a property, the Company may use a third-party real estate service provider. As of July 31, 1997, the Company provided its own real estate operating services for approximately 16 million square feet (or 98%) of its portfolio. The Company, through certain subsidiaries, also provides fee-based real estate services for related and unrelated parties.




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